UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DelMar Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

247078108

(CUSIP Number)

William Garner, MD

100 Calle del Muelle, #21007

San Juan, PR 00901

Office phone number is (917) 653-0470

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(1)	NAMES OF REPORTING PERSONS William Garner, MD
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 612,393 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 612,393 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,393 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 4.5% (based on 13,461,645 shares of Common Stock, the most recent publicly available information of the Issuer’s issued and outstanding shares as of May 12, 2017)

(14)	TYPE OF REPORTING PERSON (see instructions) IN (individual)

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ITEM 1. SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of DelMar Pharmaceuticals, Inc. a corporation organized under the laws of the State of Nevada (“Issuer”). The Company’s principal executive office is located at Suite 720-999 West Broadway, Vancouver, British Columbia Canada V5Z1K5.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is being filed by Dr. William Garner, a former Director of the Issuer (the “Reporting Person”).

(b)	Dr. William Garner’s principal office is located at 100 Calle del Muelle, #21007, San Juan, Puerto Rico 00901, telephone number 917-653-0470.

(c)	The Reporting Person is currently not an officer of the Issuer nor a member of the Board of the Directors of the Issuer.

(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Garner is a citizen of the United States of America.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

The securities disclosed herein were acquired through the Reporting Persons personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not have any immediate plans or proposals which relate to or result in:

(a)

causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(b)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(c)	any action similar to any of those enumerated in (a) through (c), above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person beneficially owns 612,393 shares (4.5%) (the “Shares”) of the 13,461,645 shares of outstanding Common Stock of the Issuer, according to the most recent publicly available information of the Issuer’s issued and outstanding shares as of May 12, 2017.

(b)	The Reporting Person holds sole power to dispose of the Shares.

(c)	Other than the transaction described herein there have been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	On April 13, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person entered into a Lock-Up Agreement on April 29, 2016, (the “Lock-Up Agreement”) pursuant to which the Reporting Person will not, during the period beginning on April 29, 2016 and ending on June 30, 2017 (the “Lock-Up Period”), sell, grant, option, right or warrant to purchase, or otherwise transfer or dispose of 2,438,541 shares of the Issuer’s Common Stock, except in accordance with the Lock-Up Agreement.

Additionally, the Lock-Up Agreement includes a dribble out provision, notwithstanding the 60 day lock-up following the execution of the Lock-Up Agreement, which allows the Reporting Person to enter into a sales transaction during the Lock-Up Period in accordance with the following terms and conditions:

(a)	The Reporting Person may not execute any Sales Transactions during the first 30 minutes or last 30 minutes of any trading day.

(b)	The Reporting Person may not during any trading day enter into any Transaction (or series of Transactions) that results in a sale of Shares equal to or greater than 10% of total daily volume of the Company’s Common Stock for the trading day; provided, however, that if the daily volume, when compared to the previous trading day’s volume, increases by 35% or more, the Shareholder may sell Shares equal to an additional 5% of that day’s trading volume up to an amount equal to 15% of that day’s daily trading volume.

(c)	The Reporting Person may not enter into a Transaction pursuant to clause 5(b) at a price that is more than 3% above or below the prevailing market price.

(d)	The Reporting Person shall direct his broker to provide the Company with weekly reports of any sales of the Restricted Shares together with a calculation indicating whether or not such sales are with in the limits imposed above in clause 5(b). In the event that during any trading day the Reporting Person sells Restricted Shares in excess of the limits imposed by clause 5(b), then the amount of the excess shall reduce the amount of Restricted Shares which may be sold in the next trading day in which the Reporting Person executes a Sales Transaction by an amount equal to the excess amount sold; provided, however that if the excess amount sold exceeds by more than 2% that day’s trading volume limit (e.g. greater than 12% is sold during a trading day in which the 10% limit is applicable) then the Reporting Person shall direct his broker, within three trading days, to buy an amount of Common Stock equal to such excess amount sold. The Company shall have the right, upon reasonable notice, to request a report of daily trading activity from the broker.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	The Lock-Up Agreement entered into between William Garner and DelMar Pharmaceuticals, Inc. dated April 29, 2016. +

+ Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

/s/ Dr. William Garner

Dr. William Garner

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